UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the election of new Executive Officers

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Rio de Janeiro, June 28, 2024 - Petróleo Brasileiro S.A – Petrobras, following up on the release disclosed on June 14, 2024, informs that its Board of Directors, at a meeting held today, elected the following members to the Executive Office:

- Engineering, Technology and Innovation Executive Office, Ms. Renata Faria Rodrigues Baruzzi Lopes;

- Exploration and Production Executive Office, Ms. Sylvia Maria Couto dos Anjos;

- Financial and Investor Relations Executive Office, Mr. Fernando Sabbi Melgarejo;

The nominations were submitted to internal corporate governance procedures, including the respective compliance and integrity analyses required for the company's succession process.

Executive Officers Renata Baruzzi and Sylvia dos Anjos took office on this date. Mr. Fernando Melgarejo was elected with effect from 15/07/2024, the date on which his retirement will be concluded after a 37-year career at Banco do Brasil.

Here are the CVs of the new Executive Officers:

Renata Baruzzi has a degree in Mathematics from the State University of Campinas (Unicamp), a specialization in Strategic Technology Management from COPPE/NCE and in Business Administration from IBMEC, as well as several extension courses abroad, including the Advaced Management Program (AMP) at Harvard Business School. She joined Petrobras 38 years ago and worked at the Cubatão Refinery (RPBC) and Paulínia Refinery (REPLAN) during the company's first 8 years. She began her management career in 2001 in HR, then moved to Engineering, where she worked at all management levels for 12 years, becoming Executive Manager of ETM-CORP (Engineering, Technology and Materials - Corporate) in 2012. She has international experience, where she served as Corporate Manager at Petrobras America Inc (Houston, TX) from 2015 to 2019. He was currently managing the Integrated Logistics Management area.

Since 2023 special advisor to the president of Petrobras, Sylvia Maria Couto dos Anjos has a degree in Geology from the Federal University of Rio de Janeiro (UFRJ), a master's degree in Geology from the University of Illinois at Urbana-Champaign and a PhD from the same university. A retired Petrobras geologist, she has more than 42 years' experience in the E&P area, having held various managerial positions throughout her career at the company, with special emphasis on the roles at Cenpes, in the General Exploration Management, as General Manager of Technologies for the Libra Asset. She also worked on the "Competitive Gas & Energy" program, preparing Petrobras for the new competitive scenario for natural gas in Brazil. She has supervised numerous master's and doctoral theses, with dozens of national and international publications. Member and co-founder of IBP's Diversity Committee since 2018. She was president for two terms of the Brazilian Association of Petroleum Geologists - ABGP and also vice-president of the American Association of Petroleum Geologists - AAPG Latin America.

Fernando Melgarejo has a degree in Economics from the Educational Union of Brasília (UNEB), a postgraduate degree in International Business from the Getúlio Vargas Foundation (FGV) and a master's degree in Business Economics from the Catholic University of Brasília (UCB). He has worked for the Banco do Brasil S/A conglomerate for 37 years, of which he dedicated around 30 years to the financial area, where he was an Executive Manager in the Finance and Investor Relations Department of Banco do Brasil in the area of Financial Structuring and Analysis. He has been Previ's Participations Director since 2022, where he was also the Technically Qualified Statutory Administrator (AETQ) in 2023. He is currently a member of the Board of Directors and Audit Committee of Neoenergia, Chairman of the Board of Directors of Grupo Litel and a Trustee of the Banco do Brasil Foundation.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), which only reflect the Company's management’s expectations. The terms “anticipates,” “believes,” “expects,” “foresees,” “intends,” “plans,” “projects,” “aims,” “should,” as well as other similar terms, are intended to identify such forward-looking statements, which inherently involve risks or uncertainties, whether foreseen or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer